

July 22, 2022

Kirkland B. Andrews
Chief Financial Officer
Evergy, Inc.
1200 Main Street
Kansas City, Missouri 64105

> **Re: Evergy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 001-38515**

Dear Mr. Andrews:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary
Non-GAAP Measures, page 38

1. We note that you identify several non-GAAP measures in your Executive Summary though do not mention Utility Gross Margin, which you also identify as a non-GAAP measure for Evergy Inc., Evergy Kansas Central, Inc., and Evergy Metro, Inc. in your tabulations of operating results on pages 45, 55,and 58. We see that you define the measure on page 44 as operating revenues less fuel and purchased power costs and amounts billed by the SPP for network transmission costs.

    We also see that you utilize these non-GAAP measures within MD&A in your analyses of operating results. Based on your disclosures, these measures appear to exclude amounts that would be attributable to a GAAP measure of cost of revenue, as would be reflected in a GAAP measure of gross margin. We believe that you should identify gross margin as the most comparable GAAP measure in providing the disclosures required by Item 10(e)(1)(i)(A) and Item 10(e)(1)(i)(B) of Regulation S-K.

Please revise your Executive Summary to include disclosures that encompass these non-GAAP measures along with the most directly comparable GAAP-based measures. Please submit the revisions that you propose to address these prominence and reconciliation requirements, utilizing gross margin as the most comparable GAAP measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lily Dang at (202) 551-3867 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation